December 8, 2020

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

This response is provided on behalf of WisdomTree Trust (the "Trust" or the "Registrant") with respect to Staff comments received orally on September 22, 2020 regarding the Trust's Post-Effective Amendment ("PEA") Nos. 743 and 744, which were filed with the U.S. Securities and Exchange Commission ("SEC") on August 7, 2020 for the purpose of registering shares of the WisdomTree U.S. Target Floor Strategy Fund and WisdomTree Global Target Floor Strategy Fund (each, a "Fund" and, collectively, the "Funds"). The Staff's comments and the Trust's responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust's registration statement.

Comments Applicable to each Fund

1.Comment: With respect to each Fund's name, please explain why the term "Target Floor" is not misleading, since, unlike defined outcome funds, the Funds do not include a defined outcome period or protection from loss, as per the SEC's Division of Investment Management ("IM") Guidance Update 2013-12.

Response: The Registrant does not believe that the use of the term "Target Floor" in the Fund's name is misleading because, as disclosed, each Fund seeks to track the price and yield performance of an Index that seeks to provide a "target floor," i.e., limited downside protection in the event that the price of an Underlying ETF declines a certain amount during the Annual Period. By seeking to track its Index, each Fund seeks to replicate the "target floor" of its Index. Accordingly, the Registrant does not believe that the term is misleading. Further, the Registrant has revised and expanded the disclosure in order to provide additional detail regarding each Fund's strategies and relationship to the term "Target Floor."

As disclosed, each Fund tracks an Index that employs a "strategy" that seeks to provide, or "targets", a "floor" with respect to securities in a specific market (e.g., U.S. equities or global equities) by utilizing call options and holding U.S. Treasuries, rather than investing directly in those equity securities. Through the use of call options, each Index seeks to participate in the gains of the relevant equity market while creating a "floor" to mitigate the overall downside risk associated with that equity market during a particular Annual Period, but the Index (and the Fund) remains subject to loss, as described in greater detail in response to the Staff's comments in both the "Principal Investment Strategies of the Fund" and "Principal Risks of Investing in the Fund" sections of each Fund's Prospectus.

Accordingly, the Registrant believes that the reference in each Fund's name to a "target floor strategy" accurately describes the Fund's strategy in which it seeks to mitigate downside risk associated with a specific equity market while participating in that market's gains and, thus, is not misleading to investors.

2.Comment: With respect to each Fund's investment objective, please disclose if the Index is controlled by WisdomTree Investments, Inc. Additionally, the Staff believes that the inclusion of the term "15% Target Floor" in each Index's name can be misleading to investors since a 15% floor is not described in the PEA. Please revise or disclose why the name is appropriate.

Response: Each Fund's Index is controlled by Valmark Financial Group ("Valmark"), which is not affiliated with WisdomTree Investments, Inc. Further, at the request of the Registrant, Valmark has deleted "15%" from the name of each Index. However, for the reasons set forth in response to Comment 1, the Registrant does not believe that the phrase "Target Floor" is misleading to investors, and, as a result, it has not been removed from the Index names.

3.Comment: Please provide the Staff with the details of each Fund's fee table via correspondence once they become available.

Response: Each Fund's completed fee table is set forth below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.70%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%1
Total Annual Fund Operating Expenses	0.70%

1 Other Expenses are based on estimated amounts for the current fiscal year.

4.Comment: Please revise each Fund's "Principal Investment Strategies of the Fund" section of the Prospectus into plain English.

Response: The Registrant has revised each Fund's "Principal Investment Strategies of the Fund" section of the Prospectus and provided the updated language to the Staff via e-mail on November 21, 2020.

5.Comment: In the "Principal Risks of Investing in the Fund" section of each Fund's Prospectus, please confirm if there are (i) additional principal risks to add, or (ii) risks that should be highlighted before they are presented in alphabetical order.

Response: The Registrant has expanded the list of risks disclosed in each Fund's "Principal Risks of Investing in the Fund" section to include "Downside Loss Risk", "Limited Upside Return Risk" and "Purchase and Sale Timing Risk". As noted in response to Comment 4, the updated principal risk disclosures were also provided to the Staff via e-mail on November 21, 2020.

6.Comment: In accordance with Form N-1A and IM Guidance 2014-08, in Item 9, please include a more robust description of each Fund's Item 4 investment strategy disclosure.

Response: The Registrant believes that each Fund's Item 4 disclosure provides a complete and appropriate description of the Fund's principal investment strategies. The Registrant further notes that

General Instruction C.3(a) to Form N-1A states that "[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus." Therefore, consistent with Form N-1A instructions, we respectfully decline to revise the Funds' Item 9 disclosure.

7.Comment: Please update all of the bracketed information in each Fund's Prospectus and Statement of Additional Information.

Response: The Registrant has updated all of the bracketed information in each Fund's Prospectus and Statement of Additional Information.

Global Target Floor Strategy Fund Only

8.Comment: Please expressly describe how the Fund will invest in different countries, in accordance with Note 42 of the Names Rule Release, which notes that the term "global" connotes "diversification among investments in a number of different countries throughout the world."

Response: In Note 42 of the Names Rule Release, the SEC stated that it expects investment companies using the term "global," as relevant in this case, "in their names will invest their assets in investments that are tied economically to a number of countries throughout the world." As disclosed in the Fund's "Principal Investment Strategies of the Fund" section, the Fund expects to invest in call options on several ETFs, including approximately 30% of its assets in the iShares MSCI EAFE ETF (EFA) and iShares MSCI Emerging Markets ETF (EEM).

EFA provides investors with exposure to over 900 stocks from 21 developed market countries throughout Europe, Australia and Asia, and EEM provides investors with exposure to over 800 stocks in 26 emerging market countries throughout Europe, North America, South America, Asia, Africa and the Middle East. Through its exposure to EFA and EEM, a significant portion of the Fund's assets will be tied economically to a number of countries throughout the world.

* * * * *

Sincerely,

/s/ Ryan Louvar

Ryan Louvar, Esq.

Secretary

cc:Joanne Antico (WisdomTree)

W. John McGuire, Esq. (Morgan, Lewis & Bockius LLP)  Laura E. Flores, Esq. (Morgan, Lewis & Bockius LLP)

K. Michael Carlton, Esq. (Morgan, Lewis & Bockius LLP)

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